Verizon Pennsylvania Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Nine Months Ended September 30, 2003

Income before provision for income taxes and cumulative effect of change in accounting principle	$481.8
Dividend received from equity affiliate	.3
Interest expense	78.3
Portion of rent expense representing interest	40.7
Amortization of capitalized interest	4.0

Earnings, as adjusted	$605.1

Fixed charges:
Interest expense	$78.3
Portion of rent expense representing interest	40.7
Capitalized interest	5.2

Fixed charges	$124.2

Ratio of earnings to fixed charges	4.87